UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 19, 2006

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

December 19, 2006

Mizuho Financial Group, Inc.

Mizuho Corporate Bank, Ltd.

Mizuho Securities Co., Ltd.

Financial Holding Company status obtained in the U.S.

Mizuho Corporate Bank, Ltd. (“MHCB”: President and CEO, Hiroshi Saito) is pleased to announce receipt of notification from the Board of Governors of the Federal Reserve System, the primary regulatory authority of MHCB in the United States, that its election to become a Financial Holding Company (FHC) under the U.S. Bank Holding Company Act has become effective as of December 18, 2006.

FHC is required for banking groups in the United States to engage in comprehensive investment banking businesses, such as the underwriting and dealing of corporate bonds, equities and other types of securities.

Through the U.S. subsidiaries of Mizuho Securities Co., Ltd. (MHSC), our group has so far been engaging in securities businesses related to U.S. Treasury securities and other U.S. government securities and M&A advisory business. However, as a financial group that is expanding its global operations, we have considered it necessary to obtain FHC status to further expand our investment banking business. We have thus been preparing to obtain FHC status in the United States and successfully obtained the status effective yesterday, enabling us to expand our scope of business through our U.S. subsidiaries.

FHC status will enable our group to promote our investment banking business on a broader basis in the United States, the world’s largest market, in addition to such businesses we already conduct in Japan, Europe and Asia.

As a “Global Financial Player” both MHCB and MHSC will continue efforts to enhance our business platforms in order to provide global level financial solutions.

Inquiries:

Mizuho Financial Group, Inc.:	Corporate Communications	+81-(0)3-5224-2026
Public Relations Office

Mizuho Corporate Bank, Ltd.:	Administration Division (PR)	+81-(0)3-5252-6574

This document is prepared in order to announce specific facts and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan